UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Renasant Corporation

(Exact name of registrant as specified in its charter)

Mississippi	64-0676974
(State of incorporation or organization)	(IRS Employer Identification Number)

209 Troy Street

Tupelo, Mississippi 38804

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $5.00 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:             N/A

(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

Explanatory Note

This Amendment No. 1 has been filed by Renasant Corporation (the “Registrant”) to amend and restate in its entirety the information set forth in Item 1 in order to update the description of the common stock, par value $5.00 per share, of the Registrant incorporated by reference into Item 1 of the Registrant’s Form 8-A filed with the Securities and Exchange Commission on April 28, 2005. The information in Item 2 has also been updated.

Please note that, on account of The NASDAQ Stock Market LLC’s becoming a national securities exchange in August, 2006, the Registrant’s common stock is now registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, as reflected on the cover page of this Amendment No. 1.

Item 1.	Description of Registrant’s Securities to be Registered.

The following description of the common stock, par value $5.00 per share, of the Registrant does not purport to be complete and is qualified in its entirety by reference to the Registrant’s Articles of Incorporation, as amended (the “Articles”), and Restated Bylaws, as amended (the “Bylaws”), each of which are incorporated by reference as exhibits hereto and incorporated herein by reference, and to the applicable provisions of the Mississippi Business Corporation Act (the “MBCA”).

Authorized and Outstanding Shares. The Articles authorize the issuance of up to 75,000,000 shares of common stock of the Registrant. A total of 15,560,006 shares were issued and outstanding as of April 18, 2007. The Registrant’s common stock trades on The NASDAQ Global Select Market under the symbol “RNST.” As of April 18, 2007, approximately 1.2 million shares of common stock were reserved for issuance under various employee and director benefit plans maintained by the Registrant. Registrar & Transfer Company serves as the registrar and transfer agent of the Registrant’s common stock.

Under the Articles, the Registrant’s board of directors is authorized, in its discretion, to issue up to 5,000,000 shares of preferred stock in one or more classes or series, specifying the number of shares to be included in each class, the distinguishing designations of each class, and the preferences, limitations and relative rights applicable to each class, subject to the limitations set forth in the MBCA. No preferred stock is currently outstanding. However, to the extent the board of directors issues any shares of preferred stock, such preferred stock may have rights and preferences with respect to, among other things, voting and dividends, that may materially limit or otherwise affect the rights associated with the Registrant’s common stock described herein.

Finally, stockholders do not have preemptive rights. Accordingly, Registrant stockholders could have their percentage ownership interest in the Registrant diluted if any authorized but unissued shares of common or preferred stock are issued in the future.

Voting Rights. Holders of shares of the Registrant’s common stock are entitled to one vote per share. In general, a majority of votes cast on a matter at a meeting of stockholders at which a quorum is present is sufficient to take action on such matter, except that supermajority votes are required to approve specified business combinations and other actions, as discussed below. Directors are elected by a plurality of the votes cast, and stockholders do not have cumulative voting rights.

Supermajority Voting Provisions. The Articles contain a “fair price” provision. This provision requires the approval by the holders of not less than 80% of the Registrant’s outstanding common stock, and the approval of the holders of not less than 67% of the Registrant’s outstanding common stock held by stockholders other than a “controlling party” (defined to mean a stockholder owning or controlling 20% or more of the Registrant’s outstanding stock at the time of the proposed transaction), of any merger, a sale or lease of all or substantially all of the Registrant’s assets, or any other business combination transaction involving the controlling party. The elevated approval requirements do not apply if (1) the proposed transaction is approved by a majority of the board of directors or (2) certain minimum price requirements relating to the merger consideration to be received by the Registrant’s stockholders, which are set forth in the Articles, are met. Under the Registrant’s Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of common stock of the Registrant is required to alter, amend, repeal or adopt any provision inconsistent with these provisions of the Articles.

In addition, as described below, a supermajority vote of the stockholders is required to amend the provisions of the Articles governing the Registrant’s classified board of directors.

Dividend Rights. Holders of the Registrant’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by the Registrant’s board of directors, out of funds legally available for these payments. Under the MBCA, a dividend may be paid by the Registrant only if, after paying such dividend, (a) the Registrant would be able to pay its debts as they become due and (b) the Registrant’s total assets would not be less than the sum of its total liabilities. Furthermore, as a bank holding company, the ability of the Registrant to pay dividends is substantially dependent on the transfer of sufficient funds to pay such dividends from the Registrant’s banking subsidiary, Renasant Bank. Accordingly, the declaration and payment of dividends by the Registrant depends upon Renasant Bank’s earnings and financial condition, as well as upon general economic conditions and other factors. Federal and state law and regulations also impose restrictions on Renasant Bank’s ability to transfer funds to the Registrant in the form of cash dividends.

Classified Board of Directors; Filling Board Vacancies. The Articles provide for a classified board of directors of between 7 and 20 directors, with the exact number of directors determined by the board. Under the Articles, the board of directors is divided into three classes of directors serving staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors. Under the Registrant’s Articles, the affirmative vote of the holders of at least 80% of the total outstanding shares of common stock of the Registrant entitled to vote in the election of directors is required to alter, amend, repeal or adopt any provision inconsistent with the provisions of the Articles governing the Registrant’s classified board of directors.

A vacancy on the board of directors, including a vacancy created by an increase in the number of directors, may be filled by the board of directors. Any director elected to the board of directors to fill a vacancy on the Board will hold office until the next annual meeting of stockholders. Under the MBCA, stockholders have the power to remove a director with or without cause, but only at meeting of stockholders called specifically for the purpose of removing such director.

Liquidation. Upon any liquidation, dissolution or winding up of the affairs of the Registrant, holders of the Registrant’s common stock will be entitled to receive their pro rata share of any assets legally available for distribution to the Registrant’s stockholders.

Other Matters. The Bylaws provide that a stockholder may not call a special meeting of stockholders unless such stockholder owns at least 50% of the Registrant’s issued and outstanding capital stock. There are no sinking fund provisions applicable to the common stock. All outstanding common stock is, when issued, fully paid and non-assessable. Such shares are not redeemable at the option of the Registrant or holders thereof.

Item 2.	Exhibits.

1.	Articles of Incorporation of the Registrant, as amended (incorporated by reference to exhibit 3.1 to the Registrant’s Form 10-Q filed with the SEC on May 9, 2005 and incorporated herein by reference).

2.	Restated Bylaws of the Registrant, as amended (incorporated by reference to exhibit 3.2 to the Registrant’s Form 10-K filed with the SEC on March 7, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RENASANT CORPORATION

Dated: April 18, 2007	By:	/s/ E. Robinson McGraw
E. Robinson McGraw
Chairman, President and Chief
Executive Officer